

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

Thomas Coughlin
Chief Executive Officer
BCB Bancorp Inc.
591-595 Avenue C
Bayonne, NJ 07002

   Re: BCB Bancorp Inc.
     Registration Statement on Form S-3
     Filed July 27, 2020
     File No. 333-240128

Dear Mr. Coughlin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Benjamin Azoff, Esq.